October 23, 2017

VIA EDGAR

Samantha Brutlag

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Mutual Fund Series Trust; File Nos. 811-21872 and 333-132541

Dear Ms. Brutlag:

On September 1, 2017, Mutual Fund Series Trust (the “Trust” or the “Registrant”) filed an amendment to the Trust’s registration statement on Rule 485(a) (the “Amendment”) in connection with the Catalyst Intelligent Alternative Fund (to be renamed the Catalyst Systematic Alpha Fund) and the Catalyst Macro Strategy Fund (each a “Fund”), each a series of the Trust. On October 17, 2017 you provided oral comments to Emily Little. Please find below a summary of those comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant. Registrant will file an amended Registration Statement pursuant to Rule 485(b) reflecting these changes. Registrant notes that the annual registration statement update requirement coincides with the effective date of the Amendment.

General Comments – Both Funds

Comment 1. Please confirm that any blanks and incomplete data in the registration statement will be completed in the Fund's next Post-Effective Amendment.

Response. The Registrant confirms that any blanks or incomplete data in the registration statement will be completed in the Fund's next Post-Effective Amendment.

Comment 2. Please provide a completed fee table for the staff’s review at least 1 week before the effective date of the Registration Statement.

Response.

Catalyst Systematic Alpha Fund

Shareholder Fees (fees paid directly from your investment)	Class A	Class C	Class I
Maximum Sales Charge Load) Imposed on Purchases (as a % of offering price)	5.75%	None	None
Maximum Deferred Sales Charge (Load) (as a % of the original purchase price)	1.00%	None	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends and other Distributions	None	None	None
Redemption Fee	None	None	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.50%	1.50%	1.50%
Distribution and Service (12b-1) Fees	0.25%	1.00%	0.00%
Other Expenses	3.61%	3.61%	3.04%
Acquired Fund Fees and Expenses[1,2]	0.50%	0.50%	0.50%
Total Annual Fund Operating Expenses[1]	5.86%	6.61%	5.04%
Fee Waiver and/or Expense Reimbursement [1,3]	(3.37)%	(3.37)%	(2.80)%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement [1,3]	2.49%	3.24%	2.24%

1 Restated to reflect the expense limitation agreement currently in effect.

2 Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies. The total annual fund operating expenses in this fee table will not correlate to the expense ratio in the Fund’s financial highlights because the financial statements include only the direct operating expenses incurred by the Fund, not the indirect costs of investing in other investment companies.

3 The Advisor has contractually agreed to waive fees and/or reimburse expenses of the Fund to the extent necessary to limit total annual fund operating expenses (excluding brokerage costs; acquired fund fees and expenses; borrowing costs such as (a) interest and (b) dividends on securities sold short; taxes and, extraordinary expenses) at 1.99%, 2.74% and 1.74% for Class A shares, Class C shares and Class I shares, respectively, through October 31, 2018. This agreement may only be terminated by the Fund’s Board of Trustees on 60 days’ written notice to the Advisor and upon the termination of the Management Agreement between the Trust and the Advisor. Fee waivers and expense reimbursements are subject to possible recoupment by the Advisor from the Fund in future years on a rolling three-year basis (within the three years after the fees have been waived or reimbursed) if such recoupment can be achieved within the lesser of the expense limitation in place at the time of waiver/reimbursement and the expense limitation in place at the time of recapture.

Example: This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated, and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

YEAR	Class A	Class C	Class I
1	$813	$327	$227
3	$1,935	$1,651	$1,262
5	$3,039	$2,932	$2,297
10	$5,715	$5,959	$4,880

Catalyst Macro Strategy Fund

Shareholder Fees (fees paid directly from your investment)	Class A	Class C	Class I
Maximum Sales Charge (Load) Imposed on Purchases (as a % of offering price)	5.75%	None	None
Maximum Deferred Sales Charge (Load) (as a % of the original purchase price)	1.00%	None	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends and other Distributions	None	None	None
Redemption Fee	None	None	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.50%	1.50%	1.50%
Distribution and Service (12b-1) Fees	0.25%	1.00%	0.00%
Other Expenses	1.48%	1.52%	1.56%
Interest Expense	1.00%	1.04%	1.10%
Remaining Other Expenses	0.48%	0.48%	0.46%
Acquired Fund Fees and Expenses[1]	0.08%	0.08%	0.08%
Total Annual Fund Operating Expenses	3.31%	4.10%	3.14%
Fee Waiver and/or Expense Reimbursement [2]	(0.28)%	(0.28)%	(0.26)%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement[2]	3.03%	3.82%	2.88%

1Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies. The total annual fund operating expenses in this fee table will not correlate to the expense ratio in the Fund's financial highlights because the financial statements include only the direct operating expenses incurred by the Fund, not the indirect costs of investing in other investment companies.

2 The Advisor has contractually agreed to waive fees and/or reimburse expenses of the Fund to the extent necessary to limit total annual fund operating expenses (excluding brokerage costs; underlying fund expenses; borrowing costs, such as (a), interest and (b) dividends on securities sold short; taxes; and, extraordinary expenses) at 1.95%, 2.70% and 1.70% for Class A shares, Class C shares and Class I shares, respectively, through October 31, 2018. This agreement may only be terminated by the Fund's Board of Trustees on 60 days’ written notice to the Advisor and upon the termination of the Management Agreement between the Trust and the Advisor. Fee waivers and expense reimbursements are subject to possible recoupment by the Advisor from the Fund in future years on a rolling three-year basis (within the three years after the fees have been waived or reimbursed) if such recoupment can be achieved within the lesser of the expense limitation in place at the time of waiver/reimbursement and the expense limitation in place at the time of recapture.

Example: This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated, and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

YEAR	Class A	Class C	Class I
1	$863	$384	$291
3	$1,510	$1,221	$944
5	$2,179	$2,074	$1,622
10	$3,954	$4,272	$3,430

Comment 3. Please confirm that shareholders received at least 60 days notice of the respective Fund’s change in investment objective.

Response. Registrant so confirms.

Comment 4. Please review the Principal Investment Risks table in Item 9 and revise as necessary to match the risks disclosed for each Fund in the Summaries.

Response. Registrant has reviewed the risk disclosures and referenced table and revised as necessary.

Catalyst Systematic Alpha Fund

Comment 5. Please revise all references in the prospectus to reflect the Fund’s new name. See, for example, the header of the Principal Investment Risks table in Item 9.

Response. The requested change has been made.

Comment 6. The Fund will engage in total return swaps. For the purpose of Section 18 of the 1940 Act the Fund must segregate assets sufficient to cover these obligations. See Investment Company Act Release No. 10666 (April 18, 1979) and sec.gov/divisions/investments/seniorsecurities-bibliography.html. Please note, the Commission has issued a recent proposal to update the regulations regarding the use of derivatives for Section 18 purposes (Investment Company Act Release No. 31933). Accordingly, please be aware that the SEC may issue a new rule or guidance regarding fund’s use of derivatives, including total return swaps and leverage, which could impact the manner in which the Fund operates.

Response. Registrant confirms its understanding of its Section 18 obligations and acknowledges that the SEC may adopt new rules or guidance in the future.

Comment 7. Please review the Fund's Principal Investment Strategy and Principal Risks disclosures to ensure that the Fund Prospectus accurately and specifically describes the Fund's use of derivatives and their risks. In connection with this, please consider the Division of Investment Management's observations on derivatives-related disclosure in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010.

Response. Registrant has reviewed the prospectus and, after consideration of the Barry Miller letter, registrant believes the disclosure is consistent with the principles outlined in the Division of Investment Management's observations on derivatives-related disclosure in the letter.

Comment 8. Principal Investment Strategies disclosure provides that “[t]he Fund will seek excess return above the Benchmark….” Please revise the disclosure to clarify whether this excess return is measured before or after the impact of expenses is considered.

Response. Registrant has revised the referenced strategy disclosure as follows:

“[t]he Fund will seek excess return, after the impact of fees and expenses, above the Benchmark….

Comment 9. Please confirm that the adviser does not expect principally all of the Fund’s returns to be derived from swaps. If it will, please include a footnote to the fee table disclosing the cost of investing in swaps. If it is too difficult to calculate, please note we may have additional comment.

Response. Registrant so confirms.

Comment 10. In the “Benchmark Component” section of the Principal Investment Strategies section of the prospectus, disclosure provides, “Risk premia refers to sources of return for risks taken that are derived by accepting risks beyond traditional broad market exposures, such as long-only broad-market equity and bond indexes….” Emphasis supplied. Please revise the disclosure to clarify whether these investments constitute a “broad market exposure” or if they are beyond such exposure.

Response. Registrant has revised the referenced strategy disclosure as follows:

Risk premia refers to sources of return for risks taken that are derived by accepting risks beyond those inherent in traditional broad market exposures, such as long-only broad-market equity and bond indexes….

Comment 11. Please disclose that the Benchmark is an affiliated index. The Advisor is responsible for neither its creation or its maintenance and, to the Advisor’s knowledge its use of the Benchmark is not exclusive. Additionally, please confirm supplementally that the Benchmark index is a secondary index with the broad based index being primary.

Response. Registrant notes that the Benchmark is not an affiliated index. Registrant confirms that the Benchmark index is a secondary index and the S&P 500 TR Index, a broad based market index, is the primary index.

Comment 12. With respect to the Benchmark, please supplementally disclose the following: (1) a description of the index and methodology; component selection criteria; Benchmark index weighting methodology; frequency of rebalance and reconstitution of the index; and number of index components (a range is acceptable).

Response.

a)	a description of the index and methodology

The objective of the BNP Catalyst Systematic Alpha Index and the strategy and methodology related thereto (the “BNP Paribas Index Methodology”) is to generate absolute returns through risk-balanced exposure to carry, momentum and volatility risk premia across the equity, commodity, forex and fixed income markets by synthetically investing in BNP Paribas Indices (each, a “BNP Paribas Index Component”), which are comprised of equity securities, securities with various interest rates, securities listed on foreign exchanges, forex, and commodities.

On each BNP Paribas Index Level Calculation Date, the BNP Paribas Index Methodology constructs a hypothetical portfolio comprised of the BNP Paribas Index Components (the “Daily Portfolio”) based on each BNP Paribas Index Component’s 20-day and 60-day Historical Volatility, Volatility Budget, current Daily Portfolio value, and subject to a Maximum Component Weighting.  See draft index methodology for additional details.

b)	the component selection criteria

The 7 Benchmark index components were selected based on their popularity amongst many global absolute return strategies, their historically persistent positive returns over a variety of market environments and time horizons, and their tendency to exhibit low correlated returns to one another.

c)	Benchmark index weighting methodology

The Benchmark index employs a rules-based dynamic weighting methodology that aims to maintain equal risk exposure to carry, momentum, and volatility risk premia.  The Benchmark determines the Daily Target Weight for each Index Component, which will be greater than or equal to zero and subject to a Maximum Component Weighting (i.e. a cap),  each index calculation date and may reweight between Index Components as often as daily subject to a reweighting tolerance of 5%.

The Daily Target Weight for each Index Component is the lesser of the Maximum Component Weighting or the quotient of the Index Component’s Volatility Budget (see table below) divided by the Index Component’s short-term Realized Volatility.  The “Realized Volatility” is the greater of (i) the 20-day historical volatility or (ii) the 60-day historical volatility, each of which is calculated as the annualized standard deviation logarithmic one-day returns over the immediately preceding 20 and 60 Index Level Calculation Dates, respectively.

BNP Paribas Index Component	BNP Paribas Index Component Pricing Page	BNP Paribas Index Component Currency	Maximum Component Weighting	Minimum Component Weighting	Volatility Budget	BNP Paribas Index Component Start Date	BNP Paribas Index Type	Price Source
BNP Paribas Dynamic Volatility Roll-Down US Index	BNPIDVRU Index	USD	35.00%	0%	4.00%	27-Nov-07	ER	Bloomberg

BNP Paribas AIR US TR Index	BNPIAIRU Index	USD	35.00%	0%	4.00%	25-May-07	TR	Bloomberg
BNP Paribas GALAXY G10 Excess Return USD Index	BPFXGGUR Index	USD	35.00%	0%	5.00%	3-Jan-00	ER	Bloomberg
BNP Paribas AIR T-Note ER Index	BNPIAIRT Index	USD	25.00%	0%	2.00%	2-Apr-07	ER	Bloomberg
BNP Paribas DR Alpha ex-Agriculture and Livestock Index	BNPIDRXA Index	USD	35.00%	0%	3.50%	30-Dec-05	ER	Bloomberg
BNP Paribas Dynamic Pre-Roll Alpha ex-Agriculture and Livestock Target Volatility 3 Index	BNPIPRX3 Index	USD	35.00%	0%	1.50%	2-Apr-07	ER	Bloomberg
BNP Paribas Multi-Asset Diversified vol 16 USD FX Hedged Future Index	BNPID16U Index	USD	75.00%	0%	10.00%	30-Dec-94	ER	Bloomberg

d)	frequency of rebalance and reconstitution of the index

The Benchmark determines the Daily Target Weight for each Index Component, which will be greater than or equal to zero and subject to a Maximum Component Weighting (i.e. a cap),  each index calculation date and may reweight between Index Components as often as daily subject to a reweighting tolerance of 5%.

e)	number of index components

The Benchmark consists of 7 sub-index components; these 7 sub-indexes are comprised of equity securities, securities with various interest rates, securities listed on foreign exchanges, forex, and commodities.

BNP Paribas Index Component
1	BNP Paribas Dynamic Volatility Roll-Down US Index
2	BNP Paribas AIR US TR Index
3	BNP Paribas GALAXY G10 Excess Return USD Index
4	BNP Paribas AIR T-Note ER Index
5	BNP Paribas DR Alpha ex-Agriculture and Livestock Index
6	BNP Paribas Dynamic Pre-Roll Alpha ex-Agriculture and Livestock Target Volatility 3 Index
7	BNP Paribas Multi-Asset Diversified vol 16 USD FX Hedged Future Index

Comment 13. In the statutory prospectus (Item 9) please disclose the underlying indexes and a brief description of each.

Response. Registrant has added the following disclosure:

Comment 14. Because the Subsidiary is organized under the laws of the Cayman Islands, please provide the following:

a)	Please disclose that the Fund complies with Section 8 of the 1940 Act and Section 18 on an aggregate basis with the Subsidiary.
b)	The investment agreement with the Subsidiary must comply with Section 15 of the 1940 Act. The adviser to the Subsidiary is an investment adviser to the Fund under Section 2(a)(20) of the 1940 Act. Please confirm that the investment advisory agreement with the Subsidiary is a material contract and will be filed as an exhibit to the Registration Statement. If the investment adviser to the Subsidiary is the same as the adviser to the Fund, please note that the 15(c) process may be combined.
c)	Please disclose that the Subsidiary complies with the provisions of the 1940 Act in Section 17 (regarding affiliated transactions and custody) and identify the custodian of the Subsidiary by name
d)	In the “Wholly-Owned Subsidiary” disclosure, please disclose: (1) if the Fund received a Private Letter Ruling from the IRS stating that undistributed income derived from the Subsidiary is qualifying income, or (2) if no such Private Letter Ruling was received, the basis for determining that undistributed income is qualifying income.

e)	Please disclose, if appropriate, whether any of the Subsidiary’s principal investment strategies and principal investment risks are those of the Fund.

f)	Please confirm supplementally that the Subsidiary’s financial highlights will be consolidated with those of the Fund.
g)	Please supplementally confirm the following:
•	Subsidiary expenses will be included in the Fund’s fee table;
•	Subsidiary and its Board will agree to designate an agent for service of process in the United States;
•	Subsidiary and its Board will agree to inspection of its books and records by the SEC staff; and
•	the Board of Directors of the Subsidiary will sign the Fund’s registration statement.

Response.

a)	Registrant has added the following disclosure to the “ORGANIZATION AND MANAGEMENT OF WHOLLY-OWNED SUBSIDIARIES” section of the Statement of Additional Information:

For the purpose of determining limits related to investment policies, capital structure and leverage, the investments of a Subsidiary will be considered on an aggregate basis with those of the respective Fund.

b)	Registrant so confirms.
c)	Registrant so confirms, and has added the following disclosure to the “Custodian” disclosure in the Statement of Additional Information.

The Custodian also serves as custodian to each Subsidiary.

d)	The Fund has not received a Private Letter Ruling. The Fund complies with the "qualifying income" requirement of Subchapter M (Section 851(b)) of the Code. Registrant notes that the method of complying with Subchapter M is based on IRS regulations rather than the principles of any private letter ruling. Registrant has added the following disclosure:

The Internal Revenue Service has issued a number of private letter rulings to other mutual funds (unrelated to the Fund), which indicate that certain income from a fund's investment in a wholly-owned foreign subsidiary will constitute "qualifying income" for purposes of Subchapter M. However, the IRS no longer issues such letters. The Fund does not have a private letter ruling, but fully intends to comply with the IRS' rules if the IRS were to change its position. To satisfy the 90% income requirement, the Subsidiary will, no less than annually, declare and distribute a dividend to the Portfolio, as the sole shareholder of the Subsidiary, in an amount approximately equal to the total amount of "Subpart F" income (as defined in Section 951 of the Code) generated by or expected to be generated by the Subsidiary's investments during the fiscal year. Such dividend distributions are "qualifying income" pursuant to Subchapter M (Section 851(b)) of the Code.

e)	The Fund will invest in the Subsidiary as a Principal Investment Strategy. The principal strategies of the Subsidiary, however, are not necessarily those of the Fund. The Fund is subject to the same risks as the Subsidiary by virtue of its investment in the Subsidiary. To that end, Registrant has added the following risk disclosure to the “Wholly-Owned Subsidiary Risk” disclosure:

Shareholders of the Fund will indirectly be subject to the principal risks of the Subsidiary by virtue of the Fund’s investment in the Subsidiary.

f)	Registrant so confirms.

g)	Registrant so confirms.

Comment 15. Please explain supplementally why the Fund is using a subsidiary/swap approach rather than direct investment.

Response. Direct investment would pose qualified income issues which the subsidiary/swap is able to avoid. The swap approach also reduces any potential frictions with tracking the index given all of the underlying components. The Benchmark provides considerable exposure to commodities and currency forwards through the BNP Paribas DR Alpha ex-Agriculture and Livestock Index (commodities), BNP Paribas Dynamic Pre-Roll Alpha ex-Agriculture and Livestock Target Volatility 3 Index (commodities), BNP Paribas Multi-Asset Diversified vol 16 USD FX Hedged Future Index (commodities), and the BNP Paribas GALAXY G10 Excess Return USD Index (currency forwards), which collectively make up more than 50% of the index components.

Comment 16. Please disclose supplementally the target percentage for MBS and CMBS investments by the Fund. Please note, we may have additional comment.

Response. The percentage of the Fund’s assets invested in MBS and CMBS will vary depending on market conditions. Initially, the adviser anticipates a 5-10% allocation to such investments through investment in underlying funds.

Comment 17. Reference is made to “real estate investment trusts” as a type of fixed income security in which the Fund may invest, and corresponding risk disclosure is provided. There is, however, no further mention of REITs in the prospectus. Are REITs really a principal investment strategy of the Fund? If so, please elaborate on their use in furtherance of the Fund’s objective. If not, and the strategy mention is merely a description of the type of fixed income securities in which the Fund may invest, please consider removing the risk disclosure.

Response. Registrant confirms that REITs are a type of fixed income investment in which the Fund may invest. Registrant believes that the risks of REIT investments are particular and significant and, therefore, the accompanying risk disclosure is warranted. Registrant, therefore, declines to delete the referenced risk disclosure.

Comment 18. Please add “Actively Managed Fund Risk” to the “Principal Risks of Investing in the Fund.”

Response. Registrant has added the following risk disclosure:

Actively Managed Fund Risk. The Fund is actively managed and does not seek to replicate the performance of the Benchmark. As a result , the Fund’s performance will vary intentionally and perhaps significantly from that of the Benchmark.

Comment 19. Please add enhanced index risk disclosure noting that the Fund’s performance will vary intentionally and perhaps significantly from that of the index.

Response. Please see response to Comment 18.

Comment 20. Please enhance the “Swaps Risks” to explain the risks related to embedded costs in swaps.

Response. Registrant has revised the referenced risk disclosure as follows:

Swaps Risk. Swaps are subject to tracking risk because they may not be perfect substitutes for the instrument they are intended to hedge or replace. Over the counter swaps are subject to counterparty default. Leverage inherent in derivatives will tend to magnify the Fund’s losses. The costs of investing in swaps will be indirectly paid by the Fund.

Comment 21. Please disclose in the Principal Investment Strategies the types of securities in which the Subsidiary will invest.

Response. Registrant has added the following disclosure to the “Benchmark Component” portion of the Principal Investment Strategies section of the Prospectus:

The Adviser executes the Benchmark Component of the Fund’s strategy by investing in a wholly-owned and controlled subsidiary (the "Subsidiary").

Comment 22. In the Performance Table, please address the following:

a)	consider adding a footnote explaining the different between the S&P 500 Index and the S&P 500 TR Index.

b)	The IQ Hedge Composite Beta Total Return Index is included as a supplemental index. Please explain what this index is and why it is included. Additionally, please add the Benchmark index.

Response.

a)	Registrant has added the following footnote:

The S&P 500 TR Index is the total return index. This index differs from the “S&P 500” price index in that it includes the contribution of dividends to total return.

b)	Registrant has removed the IQ Hedge Composite Beta Total Return Index and added the Benchmark index.

Catalyst Macro Strategy Fund

Comment 23. Please review the Fund's Principal Investment Strategy and Principal Risks disclosures to ensure that the Fund Prospectus accurately and specifically describes the Fund's use of derivatives and their risks. In connection with this, please consider the Division of Investment Management's observations on derivatives-related disclosure in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010.

Response. Registrant has reviewed the prospectus and, after consideration of the Barry Miller letter, registrant believes the disclosure is consistent with the principles outlined in the Division of Investment Management's observations on derivatives-related disclosure in the letter.

Comment 24. Because the Subsidiary is organized under the laws of the Cayman Islands, please provide the following:

a)	Please disclose that the Fund complies with Section 8 of the 1940 Act and Section 18 on an aggregate basis with the Subsidiary.
b)	The investment agreement with the Subsidiary must comply with Section 15 of the 1940 Act. The adviser to the Subsidiary is an investment adviser to the Fund under Section 2(a)(20) of the 1940 Act. Please confirm that the investment advisory agreement with the Subsidiary is a material contract and will be filed as an exhibit to the Registration Statement. If the investment adviser to the Subsidiary is the same as the adviser to the Fund, please note that the 15(c) process may be combined.
c)	Please disclose that the Subsidiary complies with the provisions of the 1940 Act in Section 17 (regarding affiliated transactions and custody) and identify the custodian of the Subsidiary by name
d)	In the “Wholly-Owned Subsidiary” disclosure, please disclose: (1) if the Fund received a Private Letter Ruling from the IRS stating that undistributed income derived from the Subsidiary is qualifying income, or (2) if no such Private Letter Ruling was received, the basis for determining that undistributed income is qualifying income.
e)	Please disclose, if appropriate, whether any of the Subsidiary’s principal investment strategies and principal investment risks are those of the Fund.
f)	Please confirm supplementally that the Subsidiary’s financial highlights will be consolidated with those of the Fund.
g)	Please supplementally confirm the following:
•	Subsidiary expenses will be included in the Fund’s fee table;
•	Subsidiary and its Board will agree to designate an agent for service of process in the United States;
•	Subsidiary and its Board will agree to inspection of its books and records by the SEC staff; and
•	the Board of Directors of the Subsidiary will sign the Fund’s registration statement.

Response.

a)	Registrant has added the following disclosure to the “Wholly-Owned Subsidiary” section:

For the purpose of determining limits related to investment policies, capital structure and leverage, the investments of the Subsidiary will be considered on an aggregate basis with those of the Fund.

b)	Registrant so confirms.
c)	Registrant so confirms, and has added the following disclosure to the “Custodian” disclosure in the Statement of Additional Information.

The Custodian also serves as custodian to the Subsidiary.

d)	The Fund has not received a Private Letter Ruling. The Fund complies with the "qualifying income" requirement of Subchapter M (Section 851(b)) of the Code. Registrant notes that the method of complying with Subchapter M is based on IRS regulations rather than the principles of any private letter ruling. Registrant has added the following disclosure:

The Internal Revenue Service has issued a number of private letter rulings to other mutual funds (unrelated to the Fund), which indicate that certain income from a fund's investment in a wholly-owned foreign subsidiary will constitute "qualifying income" for purposes of Subchapter M. However, the IRS no longer issues such letters. The Fund does not have a private letter ruling, but fully intends to comply with the IRS' rules if the IRS were to change its position. To satisfy the 90% income requirement, the Subsidiary will, no less than annually, declare and distribute a dividend to the Portfolio, as the sole shareholder of the Subsidiary, in an amount approximately equal to the total amount of "Subpart F" income (as defined in Section 951 of the Code) generated by or expected to be generated by the Subsidiary's investments during the fiscal year. Such dividend distributions are "qualifying income" pursuant to Subchapter M (Section 851(b)) of the Code.

e)	The Fund will invest in the Subsidiary as a Principal Investment Strategy. The principal strategies of the Subsidiary, however, are not necessarily those of the Fund. The Fund is subject to the same risks as the Subsidiary by virtue of its investment in the Subsidiary. To that end, Registrant has added the following risk disclosure to the “Wholly-Owned Subsidiary Risk” disclosure:

Shareholders of the Fund will indirectly be subject to the principal risks of the Subsidiary by virtue of the Fund’s investment in the Subsidiary.

f)	Registrant so confirms.
g)	Registrant so confirms.

Comment 25. Reference is made to a “Benchmark” in the “Investments in Subsidiary” section of the prospectus. There is no such defined term in this prospectus. Please revise the disclosure to clarify the benchmark being referenced.

Response. Registrant has revised the referenced disclosure as follows:

Investments in Subsidiary – The Adviser executes a portion of the Fund’s strategy by investing up to 25% of its total assets in a wholly-owned and controlled subsidiary (the "Subsidiary"). The Subsidiary invests the majority of its assets in ~~a~~ swaps and commodity futures ~~that seeks to track the Benchmark~~. The Subsidiary is subject to the same investment restrictions as the Fund, when viewed on a consolidated basis.

Statutory Prospectus – Both Funds

Comment 26. Please revise the “Redemptions in Kind” disclosure to clarify that the disclosures apply to both Funds.

Response. The requested revisions have been made.

Comment 27. In the Financial Highlights section of the prospectus, please add disclosure noting the change in the Catalyst Systematic Alpha Fund’s strategy.

Response. Registrant has added the following disclosure:

The Fund changed its strategy effective November 1, 2017. Information for periods prior to November 1, 2017 does not reflect the current investment strategy.

*       *       *       *       *

If you have any further questions or additional comments, please contact Tanya Goins at (404) 541-2954 or Emily Little at (614) 469-3264.

Sincerely,

/s/Emily M. Little

Emily M. Little